Axxes Private Markets Fund

3011 Ponce de Leon Blvd

Suite 1420

Coral Gables, Florida 33134

September 13, 2024

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Axxes Private Markets Fund (the “Fund”); Request for withdraw of Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2; File Nos. 333-274313 and 811-23898

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests withdrawal of Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) (Accession Number 0001213900-24-069095) to the Fund’s Registration Statement on Form N-2 (File Nos. 333-274313 and 811-23898).

Post-Effective Amendment No. 1 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2024, pursuant to Rule 486(a) under the Securities Act. The Fund confirms that no securities have been sold in connection with the offering contemplated by Post-Effective Amendment No. 1.

The Fund seeks withdrawal of Post-Effective Amendment No.1 in order to refile a Post-Effective Amendment pursuant to Rule 486(a) of the Securities Act in order to seek acceleration of its effective date pursuant to Rule 461 of the Securities Act.

It is the Fund’s understanding that this application for withdrawal of Post-Effective Amendment No. 1 will be deemed granted as of the date it is filed with the Commission, unless the Fund receives notice from the Commission otherwise.

If you have any questions concerning this application for withdrawal, please contact Steven B. Boehm of Eversheds Sutherland (US) LLP, counsel for the Fund, at (202) 383-0176.

Axxes Private Markets Fund

By:	/s/ Adrain Bryant
Name:	Adrain Bryant
Title:	Chief Legal Officer